

Mail Stop 3720

January 7, 2008

Via U.S. Mail and Fax (212-309-9081)
Mr. David E. Kennedy
President and Chief Executive Officer
Interep National Radio Sales, Inc.
100 Park Avenue
New York, NY 10017

> RE: **Interep National Radio Sales, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007**
>
> **Forms 10-Q for March 31, 2007, June 30, 2007 and September 30, 2007**
> **File No. 0-28395**

Dear Mr. Kennedy:

We have reviewed your supplemental response letter dated November 7, 2007 as well as your filing and have the following comments. As noted in our comment letter dated October 24, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Year Ended December 31, 2006

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

1.   Please refer to prior comment 1. We note that your amendment filed on December 11, 2007 only included the requested audit report and did NOT include the financial statements. Please amend your Form 10-K to include the complete financial statements along with the report that references all financial statements presented rather than just the two years ended December 31, 2006.

Consolidated Statements of Operations, page F-4

2.   Please refer to prior comment 2. We believe that the presentation of a line item "costs of commission revenues" to comply with Rule 5-03(b) of Regulation S-X would be useful to investors. Also, since the amortization of the cost of obtaining station representation contracts are directly attributable to the generation of revenue, you should comply with SAB Topic 11:B. Please revise.

Consolidated Statements of Cash Flows, page F-6

3.   Please refer to prior comment 3. It is still unclear from your response why you believe it is appropriate to include representation contract acquisition payments in cash flows from financing activities. In this regard, it is unclear why cash inflows from representation contract payments is included in operating cash flows, while cash outflows from representation contract payments are included in financing activities. Please advise or revise.

Forms 10-Q for March 31, 2007, June 30, 2007 and September 30, 2007

4.   Revise, as applicable, for comments issued regarding Form 10-K for the Year Ended December 31, 2006.

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        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please file your response letter on EDGAR.

        You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director